# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: General Enterprise Ventures, Inc., CIK 0000894556
CUSIP: 369759105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1740H Del Range Blvd, Suite 166, Cheyenne, Wyoming (WY), 82009
Date of event which requires filing of this statement: 03/17/2025
Filed by CIK 0002061007
Persons authorized to receive notices and communications: BoltRock Holdings LLC, 712 5th Avenue, 22nd Floor, New York, New York (NY), 10019, (212) 735-2691

## Reporting persons
- BoltRock Holdings LLC (CIK 0002061007): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 22,500,000; shared voting power 0; sole dispositive power 22,500,000; shared dispositive power 0; aggregate amount beneficially owned 22,500,000 (38.93% of the class)
  Comment: For Item 13 - In accordance with Exchange Act Rule 13d-3(c), ownership percentage assumes: (i) the conversion of Series C Shares held by the Reporting Person into Common Shares; (ii) exercise of the Warrant; (iii) conversion of the Convertible Note, including Common Shares issuable upon the conversion of the PIK interest; and (iv) that no other person has converted or exercised securities into the Common Shares. If all other persons had converted or exercised securities into the Common Shares, the Reporting Person's percentage ownership of the Common Shares would be approximately 18.15%

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: General Enterprise Ventures, Inc.
Address of issuer's principal executive offices: 1740H Del Range Blvd, Suite 166, Cheyenne, Wyoming (WY), 82009

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed on behalf of BoltRock Holdings LLC (the "Reporting Person") with respect to the common stock, par value $0.0001 per share (the "Common Shares") of General Enterprise Ventures, Inc. (the "Issuer").
Residence or business address: The principal business address and principal office address of the Reporting Person is 712 5th Avenue, 22nd Floor, New York, NY 10019.
Present principal occupation or employment: The principal business of the Reporting Person is in the investment of securities.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: Delaware

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 3.

On February 28, 2025, the Reporting Person entered into the subscription agreement (the "Subscription Agreement") with the Issuer. In connection therewith, the Reporting Person entered into a 10% senior secured convertible promissory note (the "Convertible Note") with the Issuer in the principal amount of $2,200,000 (inclusive of the PIK interest (defined below)). Under the terms of the Convertible Note, the Reporting Person accrues interest at a rate of 10% per annum, payable in kind (the "PIK interest") by adding the accrued PIK interest to the outstanding principal amount of the Convertible Note, and the maturity date is 12 months following the date of issuance. At any time while the Convertible Note remains outstanding at the Reporting Person's election, or automatically upon certain occurrences relating to the stock price of the Issuer, amounts under the Convertible Note (including the PIK interest) may convert into Common Shares. The obligations of the Issuer to the Reporting Person under the Convertible Note are secured by a pledge and security agreement (the "Pledge Agreement"), pursuant to which the Issuer has granted the Reporting Person a continuing security interest in collateral of the Issuer. In addition, in connection with the execution of the Subscription Agreement, the Reporting Person also executed a common stock purchase warrant agreement (the "Warrant Agreement"), pursuant to which the Issuer issued a warrant (the "Warrant") to the Reporting Person. The Warrant Agreement entitles the Reporting Person to purchase from the Issuer up to 2,500,000 Common Shares, upon the terms and subject to the conditions of the Warrant Agreement. The Reporting Person has five years following the issue date to exercise such right. The above descriptions of the Subscription Agreement, Convertible Note, Warrant Agreement and Pledge Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed as exhibits hereto and incorporated herein by reference.

On March 17, 2025, the Reporting Person entered into the SPAs (as defined below) with TC Special Investments, LLC, Steven Conboy and Joshua Ralston, respectively, for an aggregate consideration of $5,800,000 or $0.40 per Common Share (with an additional $0.20 per Common Share payable upon certain conditions, as described below). The aggregate purchase price was funded with cash on hand held by the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
On March 17, 2025, the Reporting Person entered into the securities purchase and stockholders agreement ("TCSI SPA") with TC Special Investments, LLC ("TCSI"), pursuant to which the Reporting Person agreed to purchase 400,000 shares of the Issuer's Series C Convertible Preferred Stock (the "Series C Shares") and 1,815,155 shares of the Issuer's Series A Preferred Stock for an aggregate purchase price of $3,200,000 ($0.40 per Common Share). TC Special Investments, LLC will be entitled to an additional $1,600,000 ($0.20 per Common Share) if, within one year of closing, the stock price of the Issuer remains above $1.50 for 30 consecutive trading days (subject to certain volume conditions). Series C Shares are convertible on a 1-for-20 basis into Common Shares at any time by the holder. Under the TCSI SPA, TCSI has also agreed to (i) cause the Issuer to take, or refrain from taking, certain actions without the consent of the Reporting Person and (ii) cause the board of directors of the Issuer to have one director appointed by the Reporting Person and one director who will be the Chief Executive Officer of the Company.

On March 17, 2025, the Reporting Person entered into the securities purchase agreement (the "SC SPA") with Steven Conboy, pursuant to which the Reporting Person agreed to purchase 250,000 Series C Shares for an aggregate purchase price of $2,000,000 ($0.40 per Common Share). Steven Conboy will be entitled to an additional $1,000,000 ($0.20 per Common Share) if, within one year of closing, the stock price of the Issuer remains above $1.50 for 30 consecutive trading days (subject to certain volume conditions).

On March 17, 2025, the Reporting Person entered into the securities purchase agreement (the "JR SPA" and, together with the TCSI SPA and SC SPA, the "SPAs") with Joshua Ralston, pursuant to which the Reporting Person agreed to purchase 1,500,000 Common Shares for an aggregate purchase price of $600,000 ($0.40 per Common Share). Joshua Ralston will be entitled to an additional $300,000 ($0.20 per Common Share) if, within one year of closing, the stock price of the Issuer remains above $1.50 for 30 consecutive trading days (subject to certain volume conditions). The above descriptions of the SPAs do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed as exhibits hereto and incorporated herein by reference.

The Reporting Person holds the securities of the Issuer for general investment purposes. The Reporting Person may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. The Reporting Person may engage in discussions with the Issuer's senior management, the board of directors of the Issuer, shareholders and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore material changes to the business plan or capitalization of the Issuer. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to, an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. The Reporting Person reserves the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Common Shares or other securities of the Issuer, dispose of some or all of the Common Shares or other securities of the Issuer that it may own from time to time, or enter into transactions that increase or hedge its economic exposure to the Common Shares without affecting beneficial ownership of the Common Shares, in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person has beneficial ownership of 22,500,000 Common Shares, which consists of (i) 1,500,000 Common Shares, (ii) 13,000,000 Common Shares issuable upon the conversion of 650,000 Series C Shares, (iii) 5,500,000 Common Shares issuable upon the conversion of the Convertible Note, including Common Shares issuable upon the conversion of the PIK interest, and (iv) 2,500,000 Common Shares issuable upon the exercise of the Warrant. The Reporting Person's beneficial ownership assumes the full PIK interest expected to accrue beyond 60 days for purposes of this Schedule 13D. The percentage of beneficial ownership is approximately 38.93% of the outstanding Common Shares. The percentage was calculated based on (a) 36,802,150 Common Shares outstanding, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed by the Issuer with the Securities and Exchange Commission on November 18, 2024, (b) 13,000,000 Common Shares issuable upon the conversion of 650,000 Series C Shares held by the Reporting Person, (c) 5,500,000 Common Shares issuable upon the conversion of the Convertible Note, including Common Shares issuable upon the conversion of the PIK interest, held by the Reporting Person and (iv) 2,500,000 Common Shares issuable upon the exercise of the Warrant held by the Reporting Person.

Note: In accordance with Exchange Act Rule 13d-3(c), ownership percentage assumes: (i) the conversion of Series C Shares held by the Reporting Person into Common Shares; (ii) exercise of the Warrant; (iii) conversion of the Convertible Note, including Common Shares issuable upon the conversion of the PIK interest; and (iv) that no other person has converted or exercised securities into the Common Shares. If all other persons had converted or exercised securities into the Common Shares, the Reporting Person's percentage ownership of the Common Shares would be approximately 18.15%.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover page to this Schedule 13D is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: The information in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference into this Item 5(c).
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference into this Item 6. Except as disclosed in Items 3 and 4 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) to which the Reporting Person is a party with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Subscription Agreement by and between the Reporting Person and the Issuer, dated February 28, 2025
2. 10% Senior Secured Convertible Promissory Note by and between the Reporting Person and the Issuer, dated February 28, 2025
3. Common Stock Purchase Warrant by and between the Reporting Person and the Issuer, dated February 28, 2025
4. Pledge and Security Agreement by and between the Reporting Person and the Issuer, dated February 28, 2025
5. Securities Purchase and Stockholders Agreement by and between the Reporting Person and TC Special Investments, LLC, dated March 17, 2025
6. Securities Purchase Agreement by and between the Reporting Person and Steven Conboy, dated March 17, 2025
7. Securities Purchase Agreement by and between the Reporting Person and Joshua Ralston, dated March 17, 2025

## Signatures
- BoltRock Holdings LLC: /s/ Craig A. Huff, Managing Member (03/24/2025)